[VOCALTEC LOGO]


          VocalTec Announces Fourth Quarter and Full Year 2004 Results


HERZLIA, Israel, February 10, 2005 - VocalTec Communications Ltd. (Nasdaq:
VOCL), a leading telecom equipment provider offering packet voice solutions for carriers and service providers, today reported results for the fourth quarter and full year ended December 31, 2004.

Revenues for the fourth quarter of 2004 were $1.1 million, compared with $1.2 million in the third quarter of 2004 and $3.4 million in the fourth quarter of 2003. According to U.S. GAAP, net loss in the fourth quarter of 2004 was $3.4 million, or $0.22 per share, including a $1.1 million inventory write-off. Net loss in the third quarter of 2004 was $2.9 million, or $0.19 per share, and $2.6 million, or $0.21 per share, in the fourth quarter of 2003.

Gross margin, excluding the inventory write-off, increased to 46% in the fourth quarter of 2004 from 31% in the third quarter of 2004 due to new, higher-margin products in the mix. Operating expenses decreased to $2.9 million in the fourth quarter of 2004 from $3.2 million in the third quarter of 2004, and from $4.5 million in the fourth quarter of 2003. Excluding the inventory write-off, the operating loss decreased to $2.4 million in the fourth quarter of 2004 from $2.9 million the third quarter of 2004.

"Although revenue remained at about the same level as Q3, excluding inventory write-off, our gross margin reflected the positive impact of the first sales of our new Essentra products," said Hugo Goldman, VocalTec's Chief Financial Officer. "We continued to keep a tight rein on our expenses, which declined from Q3 levels. The non-cash inventory write-off pertained to older products for the international long distance market."

For the year ended December 31, 2004, revenues were $5.5 million compared with $18.7 million for 2003. Net loss, including the inventory write-off, was $13.1 million, or $0.90 per share, compared with $8.0 million or $0.65 per share in 2003.

At December 31, 2004, cash, cash equivalents and short-term investments totaled $7.9 million. The company's cash use in the fourth quarter of 2004 declined to $2.9 million from $3.1 million in the third quarter of 2004.

"Our new products are starting to gain traction in the market, with our first Essentra sales in Q4, and the order book is beginning to build. We also have 10 active trials in progress, and we have received a number of new RFPs from various operators," said Elon Ganor, Chairman and CEO of VocalTec. "Bringing these opportunities to fruition will take time, and we are looking at various financing options for obtaining additional funding to strengthen the long-term viability of our business."

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base spans more than 100 countries and includes Deutsche Telekom, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(TM) Product offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN.

Learn more about our products and solutions at www.vocaltec.com.
                                               ----------------

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contacts:

VocalTec Communications Ltd.
Carmen Deville
Public and Investor Relations Manager
VocalTec Communications Ltd.
Tel: (US) 201-228-7000 x 6208
 (Israel) +972-9-9707885
carmen@vocaltec.com


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

                                                           VOCALTEC COMMUNICATIONS LTD.
                                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                                       All data in thousands of U.S. dollars



                                                          Three months ended                        Twelve months ended
                                                              December 31                               December 31
                                                  ----------------------------------             -----------------------------
                                                         2004              2003                    2004             2003
                                                  ------------------   -------------             -------------   -------------

Sales
   Products                                                      546            2,472                   3,166           15,677
   Services                                                      581              878                   2,286            3,009
                                                  -------------------    -------------           -------------    -------------
                                                               1,127            3,350                   5,452           18,686
                                                  -------------------    -------------           -------------    -------------

Cost of Sales
   Products                                                      253            1,134                   1,816            7,431
   Services                                                      354              407                   1,556            1,292
                                                  -------------------    -------------           -------------    -------------
                                                                 607            1,541                   3,372            8,723
   Inventory write-off                                         1,109                0                   1,109                0
                                                  -------------------    -------------           -------------    -------------
                                                               1,716            1,541                   4,481            8,723
                                                  -------------------    -------------           -------------    -------------
      Gross profit (loss)                                       (589)           1,809                     971            9,963
                                                  -------------------    -------------           -------------    -------------

Operating Expenses:
  Research and development, net                                1,023              931                   4,284            4,132
  Marketing and selling                                        1,348            2,629                   7,181           10,344
  General and administrative                                     521              920                   2,752            3,621
                                                  -------------------    -------------           -------------    -------------
      Total Operating Expenses                                 2,892            4,480                  14,217           18,097
                                                  -------------------    -------------           -------------    -------------

      Operating loss                                          (3,481)          (2,671)                (13,246)          (8,134)
                                                  -------------------    -------------           -------------    -------------

Other income (expense), net                                       (8)               4                      44              132
Financial income, net                                             63               55                     169               63
                                                  -------------------    -------------           -------------    -------------

Loss from continuing operations before tax
benefit (income taxes)                                        (3,426)          (2,612)                (13,033)          (7,939)
Tax benefit (income taxes)                                        59              (51)                    (61)            (131)
                                                  -------------------    -------------           -------------    -------------
Loss from continuing operations after tax
benefit (income taxes)                                        (3,367)          (2,663)                (13,094)          (8,070)
                                                  -------------------    -------------           -------------    -------------

Discontinued operations:
  Gain on disposal of discontinued segment                         0               75                       0               75
                                                  -------------------    -------------           -------------    -------------
Net loss                                                      (3,367)          (2,588)                (13,094)          (7,995)
                                                  ===================    =============           =============    =============

Basic and diluted net loss per ordinary share:

  Loss from continuing operations                              (0.22)           (0.22)                  (0.90)           (0.66)

  Gain from discontinued operations                             0.00             0.01                    0.00             0.01
                                                  -------------------    -------------           -------------    -------------
     Basic and diluted net loss                                (0.22)           (0.21)                  (0.90)           (0.65)
                                                  ===================    =============           =============    =============

Weighted average number of ordinary shares
used in computing basic and diluted net loss
per share amounts (in thousands)                              15,042           12,347                  14,526           12,248
                                                  ===================    =============           =============    =============



                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)


                                                         December 31       December 31
                                                                2004              2003
                                                      ---------------    --------------

Current Assets
  Cash, cash equivalents and short term
  investments                                                  7,886           12,150
  Trade receivables, net                                         175            1,535
  Other receivables                                              982              872
  Inventories                                                    471            1,481
                                                      ---------------    -------------
       Total Current Assets                                    9,514           16,038
                                                      ---------------    -------------

Severance pay funds                                            2,113            2,107
                                                      ---------------    -------------

Equipment, Net                                                 1,070            1,496
                                                      ---------------    -------------


                   Total Assets                               12,697           19,641
                                                      ===============    =============


Current Liabilities
  Trade payables                                               1,133            2,423
  Accrued expenses and other liabilities                       3,011            4,071
  Deferred revenues                                              886            1,505
                                                      ---------------    -------------
                                                               5,030            7,999
                                                      ---------------    -------------

Long Term Liabilities
   Accrued severance pay                                       2,871            3,104
                                                      ---------------    -------------
                                                               2,871            3,104
                                                      ---------------    -------------

          Total Liabilities                                    7,901           11,103
                                                      ---------------    -------------


Shareholders' Equity
  Share capital
     Ordinary shares of NIS 0.01 par value:
     Authorized - 50,000,000 shares;
     Issued and outstanding - 15,081,523
  as of December 31, 2004 and
  12,445,299 as of December 31, 2003                              42               37
   Additional paid-in capital                                106,900           97,553
   Accumulated deficit                                      (102,146)         (89,052)
                                                      ---------------    -------------
        Total Shareholders' Equity                             4,796            8,538
                                                      ---------------    -------------

     Total Liabilities and Shareholders' Equity               12,697           19,641
                                                      ===============    =============